March 23, 2009
VIA Edgar Correspondence
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE:	Sunrise Senior Living, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 2, 2009 File No. 1-16499
Dear Mr. Spirgel:
This letter sets forth our responses to the comments in your letter dated March 9, 2009.
Form 10-K for the Year Ended December 31, 2008
Note 11. Intangible Assets and Goodwill, page 106
1.	Tell us and expand significantly your disclosures to provide a detailed explanation of the reasons why you were required to record the $121.8 million goodwill impairment charge in the last quarter of 2008. Tell us whether you identified impairment indicators prior to your 2008 annual impairment test that required you to perform an interim impairment test. If no impairment indicators were identified, tell us in detail why.
Disclose and describe to us the valuation approach(es) used to estimate the fair value of your reporting units. Provide us with a quantitative and qualitative description of the significant assumptions used in each valuation approach. Explain to us in detail the reasons for changes in your assumptions in your 2008 annual impairment test as compared to the assumptions used in the 2007 annual impairment test (as if applicable as compared to interim impairment tests.)
Tell us and disclose in detail how the assumptions used in determining the fair value of your reporting units that resulted in the $121.8 million goodwill impairment charge will impact your future financial position and operating results. For example, if you reduced expected cash flows, discuss the significance of the expected impact in future revenues, operating results and liquidity. Discuss each significant contributing factor to the reduction of expected cash flows and the drivers for such reduction.

We note that your disclosures in your critical accounting policies and estimates section of your M&DA filed with your 2007 Form 10-K did not include a discussion of likely potential future goodwill impairment charges. We note that you did not update your critical accounting policies and estimates section in your 2008 Form 10-Qs. Absent the existence of unanticipated events or circumstances that occurred in the last quarter of 2008, it is unclear to us why your critical accounting policies and estimates or other sections of these filings did not alert investors of likely future impairment charges such as the $ charge your took in the last quarter of 2008. Please advise.
Sunrise Response:
In the fourth quarter of 2008, we recorded an impairment charge of approximately $121.8 million related to the goodwill associated with our North American business segment. The majority of our cash flows associated with this segment are derived from management fees, the operation of owned and leased communities, cash flows from development activities, and cash flows associated with our venture investments including significant amounts associated with recapitalization of such ventures. During the fourth quarter of 2008, there was significant deterioration in the economy including significant deterioration in the capital markets. These conditions were evident with the fourth quarter failure and troubled sale of various large financial institutions coupled with significant actions by the Federal Government to address such conditions. As a result of these fourth quarter events, our North American business segment was significantly impacted in various ways as described below.
In the fourth quarter of 2008, financing for our development projects became unavailable and, as a result, we discontinued all but three projects which were already under construction. Two of these three projects were suspended until we can obtain suitable construction financing and the third project was completed and opened in January 2009. Our development pipeline of projects has historically provided the source for our venture income including significant recapitalization income. As a result, the fourth quarter decision to discontinue these projects due to lack of available credit in the capital markets had a significant impact on our expected future cash flows and as such on the value of our North American business segment. Also in the fourth quarter a third party who entered into an agreement to acquire a 90% interest in a venture in which we owned a 10% interest terminated the agreement. As disclosed in our second quarter Form 10-Q, we expected to receive approximately $50 million to $60 million of proceeds from this transaction. This transaction would have provided a significant amount of cash to the company to continue working with lenders, financing development and funding operations of the North American business segment.

Finally, as the economy worsened and capital markets deteriorated in the fourth quarter, the company’s Bank Credit Facility lender became unwilling as of December 31, 2008 to permit future borrowings under the line of credit. This was a significant change from the third quarter in which the lender in the Ninth Amendment on November 6, 2008 waived compliance with certain financial covenants, permitted future borrowings, and agreed to work with the company to negotiate terms to restructure the facility beyond January 31, 2009. As disclosed in the third quarter Form 10-Q, at the end of the third quarter, the company had approximately $43.3 million available under the facility with an agreement by the lenders to work on additional terms for a longer extension. Due to the events described above, the lenders became unwilling to extend the credit facility on a long term basis and the company had no capacity to borrow under the facility at December 31, 2008.
The company’s annual impairment test for goodwill occurs in the fourth quarter of the calendar year. The conditions that arose in the fourth quarter of 2008 and their impact on the company’s current and expected cash flows associated with the North American business segment resulted in a decrease in the value of the reporting unit in the fourth quarter of 2008. Nowhere is this more readily apparent than in the company’s publicly traded share value which was $13.79 per share translating into a market capitalization of approximately $689 million at September 30, 2008 (indicating no impairment in goodwill at that date) compared to a share value of approximately $ 1.68 at December 31, 2008 or a market capitalization of approximately $ 84 million indicating a full impairment of goodwill. It should be noted that the overall share value is particularly relevant given that the North American business segment represents the vast majority of the company’s operations. While the company performed a detailed valuation of the North American business segment for purposes of evaluating the carrying value and impairment of the associated goodwill, the share price is indicative of the circumstances that occurred in the economy and capital markets and more importantly, their impact on the company and its value.
The 2008 cash flow model took into consideration the significant deterioration in the economy and capital markets in the fourth quarter of 2008. Specifically, the 2008 cash flow model took into account our curtailment of any new development for the foreseeable future which impacts both fees from development and pre-opening fees and future management fees. Also, the 2008 model eliminated any projected cash flows from venture recapitalizations, which has been a significant source of historical income for the company. The cash flow projections in 2007 and 2008 both show a comparable amount of available cash flow by year 2011, however, the 2008 cash flow projections show a significantly reduced amount of available cash flow in 2009 and 2010. Based on that significantly reduced cash flow, the calculated fair value of the North American business segment was determined to be below the carrying value of the recorded net assets for this segment. Consequently, our goodwill was determined to be impaired.

In evaluating the goodwill of our North American business segment, we use both the income approach and the market comparable approach. The income approach uses the present value of the cash flows that are expected to be generated by the business in the future. The market comparable approach indicates the fair value of a business based on a comparison to publicly traded companies in the same industry. In performing our analysis, we used the income approach to value the business segment, and then compared that result to the market approach to provide additional support for our valuation. When applying the income approach in 2008 we used projected cash flows through 2015 at a 9% discount rate and applied a cap rate of 6.5% to 2015 residual cash flows. These factors were based on management’s judgment and recommendations from a third party valuation advisor. In 2007, we used projected cash flows through 2011 at a 12% discount rate and applied a cap rate of 7.5% on 2011 residual cash flows based on management’s judgment. We discussed the assumptions used in 2008 with our advisor and believe that they are reasonable. If the assumptions used in 2007 were applied in 2008, it would not have changed the conclusion that the goodwill was impaired.
We propose that the last sentence of the third paragraph of Footnote 11 be deleted and replaced with the following:
“This impairment resulted from a revision in the fourth quarter of 2008 to our estimate of future cash flows from our North American business segment. During the fourth quarter of 2008, we concluded that the credit markets had declined to the point that it was unlikely that we would have significant income from development and pre-opening fees from the development of new Sunrise communities or income from recapitalization of ventures.
We considered the income approach and the market comparable approach in evaluating the goodwill of our North American business segment. The income approach uses the present value of the cash flows that are expected to be generated by the business in the future. The market comparable approach indicates the fair value of a business based on a comparison to comparable publicly traded companies in the same industry. We used the income approach to value our business, and compared that result to the market approach to provide additional support for our valuation. In applying the income approach, we discounted projected cash flows at a 9% discount rate and applied a cap rate of 6.5% to residual cash flows. These factors were based on management’s judgment and recommendations from a valuation advisor. The impairment was recorded since the fair value of the North American business was less than the fair value of the net tangible assets and identifiable intangible assets.”
If you have any questions or additional comments, please contact me at the number below.
Sincerely yours,
/s/Richard J. Nadeau
Richard J. Nadeau
Chief Financial Officer
(703) 744-1662